UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
ECHOSTAR COMMUNICATIONS CORPORATION

(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)
278762109

(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Corporate Secretary
EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 9, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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ITEM 4. Purpose of Transaction
ITEM 5. Interest in Securities of the Issuer
SIGNATURE

CUSIP No.	278762109

1	NAME OF REPORTING PERSON David K. Moskowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		26,318,252 VOTING SHARES (1) 700,000 SIXTY DAY SHARES (2)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person With		26,318,252 VOTING SHARES (1) 700,000 SIXTY DAY SHARES (2)

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,018,252

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.5%(3)

14	TYPE OF REPORTING PERSON

IN

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(1)	“Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Communications Corporation (“EchoStar”) of which Mr. Moskowitz is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 124,854 shares of Class A Common Stock owned beneficially directly by Mr. Moskowitz; (ii) 17,713 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s 401(k) Employee Savings Plan; (iii) 2,286 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s Employee Stock Purchase Plan; (iv) 1,328 shares of Class A Common Stock owned beneficially by Mr. Moskowitz as custodian for his minor children; (v) 8,184 shares of Class A Common Stock owned beneficially as trustee for Mr. Charles W. Ergen’s children; (vi) 32,984 shares of Class A Common Stock owned beneficially by a charitable foundation for which Mr. Moskowitz is a member of the Board of Directors; and (vii) 26,130,903 shares of Class B Common Stock owned beneficially by Mr. Moskowitz solely by virtue of his position as a trustee (with sole voting and dispositive power) of: (1) the Ergen Five-Year GRAT dated November 9, 2005; (2) the Ergen Four-Year GRAT dated November 9, 2005; and (3) the Ergen Three-Year GRAT dated November 9, 2005.

(2)	“Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d- 3(d)(1) because Mr. Moskowitz has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by the Mr. Moskowitz, these shares will become Voting Shares.

(3)	Based on 209,105,593 shares of Class A Common Stock outstanding on October 31, 2007 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 6.04%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 10.11% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAME OF REPORTING PERSON Ergen Two-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		0 Shares

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		0 Shares

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

OO

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CUSIP No.	278762109

1	NAME OF REPORTING PERSON Ergen Three-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		7,371,275 Shares (1)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		7,371,275 Shares (1)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,371,275 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 3.4%(2)

14	TYPE OF REPORTING PERSON

OO

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(1)	All of the shares beneficially held by the Ergen Three-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 209,105,593 shares of Class A Common Stock outstanding on October 31, 2007 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.65%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 2.84% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAME OF REPORTING PERSON Ergen Four-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		8,920,524 Shares (1)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		8,920,524 Shares (1)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,920,524 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.1%(2)

14	TYPE OF REPORTING PERSON

OO

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(1)	All of the shares beneficially held by the Ergen Four-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 209,105,593 shares of Class A Common Stock outstanding on October 31, 2007 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.99%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.44% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAME OF REPORTING PERSON Ergen Five-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC Use Only

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

Number Of		9,839,104 Shares (1)

Shares	8	SHARED VOTING POWER
Beneficially
Owned By

Each	9	SOLE DISPOSITIVE POWER
Reporting
Person		9,839,104 Shares (1)

With	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,839,104 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.5%(2)

14	TYPE OF REPORTING PERSON

OO

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(1)	All of the shares beneficially held by the Ergen Two-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 209,105,593 shares of Class A Common Stock outstanding on October 31, 2007 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.20%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.79% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
The Reporting Persons own shares beneficially held by them for general investment purposes.
As described in Item 3 in the Schedule 13D dated November 21, 2005, Mr. Ergen gifted 12,500,000 shares of Class B Common Stock to each of the GRATs on November 9, 2005. Mr. Ergen established the GRATs for estate planning purposes. Under the trust agreements establishing each of the GRATs, Mr. Moskowitz, as trustee of each of the GRATs, has sole voting and investment power over the shares of Class B Common Stock held by the GRATs. During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs, assuming that the particular GRAT has not yet expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the stock on the distribution date and therefore cannot be calculated until the date of distribution. On November 9, 2007, GRAT #1 distributed 3,892,588 shares of Class B Common Stock to Mr. Ergen as an annuity payment. GRAT #1 expired on November 9, 2007. Upon the expiration of GRAT #1, 4,245,151 shares of Class B Common Stock were contributed to trusts the beneficiaries of which are members of Mr. Ergen’s family (the “Trust”). Consequently, of the original 12,500,000 shares of Class B Common Stock gifted to GRAT #1, 8,254,849 shares were returned to Mr. Ergen and 4,245,151 shares were contributed to the Trust. On November 9, 2007, GRAT #2 distributed 2,418,459 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2007, GRAT #3 distributed 1,687,908 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2007, GRAT #4 distributed 1,254,750 shares of Class B Common Stock to Mr. Ergen as an annuity payment. Members of Mr. Ergen’s family are the beneficiaries of the GRATs. GRAT #2 will expire on November 9, 2008. GRAT #3 will expire on November 9, 2009. GRAT #4 will expire on November 9, 2010.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
     (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 9, 2007. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 187,349 outstanding shares of Class A Common Stock and 26,130,903 outstanding shares of Class B Common Stock of EchoStar. As of November 9, 2007, there are 700,000 options exercisable by members of the affiliated group within 60 days. There is no formal agreement to vote or dispose of the shares of EchoStar in a particular manner. The dispositive and voting power of the shares held by each of the GRATs and Mr. Moskowitz is made independent of each other, except to the extent that Mr. Moskowitz is a trustee of each of the GRATs and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such GRAT.
     (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days (on or prior to November 9, 2007) other than as described herein and Mr. Moskowitz’s purchase of less than 102 shares of Class A Common Stock on September 30, 2007, through the EchoStar Employee Stock Purchase Plan.
     (d) Not applicable.
     (e) Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID K. MOSKOWITZ
Dated: November 13, 2007	/s/ David K. Moskowitz
David K. Moskowitz

GRAT #1
Dated: November 13, 2007	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #2
Dated: November 13, 2007	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #3
Dated: November 13, 2007	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

GRAT #4
Dated: November 13, 2007	/s/ David K. Moskowitz
David K. Moskowitz, Trustee

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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